UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________
FORM 11-K
 _____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN 3.5

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Table of Contents

Report of Independent Registered Public Accounting Firm
The Participants and Audit Committee of the General Dynamics Corporation 401(k) Plan 3.5:
We have audited the accompanying statement of net assets available for benefits of the General Dynamics Corporation 401(k) Plan 3.5 (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules of Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.
/s/ KPMG LLP
McLean, VA
June 15, 2017

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Statement of Net Assets Available for Benefits
December 31, 2016

2016
Assets:
Investments in Master Trust at fair value	$372,672,484
Investments in Master Trust at contract value	40,521,109
Notes receivable from participants	8,767,294
Contributions receivable - employer	555,404
Total assets	422,516,291
Liabilities:
Accrued administrative expenses	32,229
Net assets available for benefits	$422,484,062
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2016

Additions to net assets attributed to:
Participation in net income of Master Trust	$45,307,866
Interest income from notes receivable from participants	302,472
Contributions:
Rollovers	8,276,223
Participant	33,937,812
Employer	13,517,072
Total contributions	55,731,107
Total additions	101,341,445
Deductions from net assets attributed to:
Benefits paid to participants	20,692,154
Administrative expenses	262,046
Total deductions	20,954,200
Net increase prior to transfers	80,387,245
Net transfers within the Master Trust	321,951,061
Transfer in from other Plans	20,145,756
Net increase	422,484,062
Net assets available for benefits:
Beginning of year	—
End of year	$422,484,062

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Notes to Financial Statements
December 31, 2016

(1)	Plan Description
The following description of the General Dynamics Corporation 401(k) Plan 3.5 (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General
The Plan was established effective January 1, 2016. The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) and its subsidiaries. Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is one of six plans that utilize the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).

(b)	Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.

(c)	Contributions
Participants are eligible to participate in the Plan upon hire. As described in the supplements to the Plan Document, participants may contribute from 1% to 50% of eligible compensation as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC).  The Plan has an automatic enrollment feature under which eligible employees transferring into the Plan on January 1, 2016, or newly eligible employees after January 1, 2016, who do not make a contrary election within thirty days will automatically be enrolled in the Plan with a deferral rate of 6%.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers). The Plan has an Employer matching contribution of 100% of the first 1% of eligible compensation contributions to the Plan, and 50% of the next 5% of eligible compensation contributed to the Plan. The Plan is intended to be a safe-harbor plan as defined in the IRC.

(d)	Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Company. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting
Participants’ contributions and safe harbor employer contributions are always 100% vested. Prior ARMA Plan contributions transferred into the Plan are 100% vested as of January 1, 2016.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Notes to Financial Statements
December 31, 2016

(f)	Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months, or 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Loans are issued at the U.S. prime rate of interest. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.

(g)	Payment of Benefits
On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.

(h)	Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2016, participants’ forfeited nonvested accounts were not significant. Forfeitures used during 2016 to reduce Employer contributions were not significant.

(i)	Net Transfers Within Master Trust
Effective January 1, 2016, certain employees of General Dynamics Information Technology, formerly eligible for the General Dynamics Corporation 401(k) Plan 3.0 or for the General Dynamics Corporation 401(k) Plan 4.5, became eligible for the Plan resulting in the transfer of their account balances in the amount of $311,387,133 into the Plan.
The net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs which causes them to become a participant in a different plan that also participates in the Master Trust.

(j)	Transfers in from Other Plans
Effective January 1, 2016, the ARMA 401(k) Employee Savings Plan (ARMA Plan) was merged into the Plan. As a result of the merger, account balances of participants in the ARMA Plan were transferred into the Plan in the amount of $20,145,756.

(k)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Notes to Financial Statements
December 31, 2016

(b)	New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2017-06, Employee Benefit Plan Master Trust Reporting (ASU 2017-06). ASU 2017-06 requires the disclosure of the Plan's interest in the Master Trust on the face of the financial statements as a single line item, the disclosure of the Master Trust's other assets and liabilities and the balances related to the Plan, and for the Plan's divided interest in the Master Trust, and disclosure of the Master Trust's investments by general type as well as by dollar amount of the Plan's interest in each type. ASU 2017-06 is effective for the fiscal years beginning after December 15, 2018, with early adoption permitted. The standard requires the use of the retrospective transition method. Plan management is currently evaluating the impact of the standard on the financial statements. We have not yet selected a transition date nor have we yet determined the effect of ASU 2017-06 on our statement of net assets available for benefits.

(c)	Investment Valuation and Income Recognition
The Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions. The Master Trust has an investment in two synthetic GICs through its investment in the Fixed Income Fund.
Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

(d)	Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 21% of its investments as of December 31, 2016.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

(g)	Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2016.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2016.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Notes to Financial Statements
December 31, 2016

(3)Tax Status
In January 2017, the Plan Sponsor applied for a determination letter from the Internal Revenue Service. Although the Plan has not yet received a favorable determination letter, Plan management and the Plan's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods.

(4)	Investments

(a)	General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 4.5, the General Dynamics Corporation 401(k) Plan 5.0, the General Dynamics Corporation 401(k) Plan 6.0, and the General Dynamics Corporation 401(k) Plan for Represented Employees, collectively the Plans. Each of the Plans has a pro rata interest in the Master Trust. Net assets and participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings and losses thereon. At December 31, 2016, the Plan’s interest in the net assets of the Master Trust was approximately 3%.
The following table presents the net assets of the Master Trust as of December 31, 2016:

2016
Investments, at fair value	$10,930,623,493
Investments, at contract value
Synthetic GICs	2,553,093,442
Non-interest bearing accounts	609,035
Pending trades receivable and interest receivable	14,363,105
Total assets	13,498,689,075

Pending trades payable and accrued expenses	(3,272,792)
Total liabilities	(3,272,792)
Net assets of Master Trust	$13,495,416,283

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Notes to Financial Statements
December 31, 2016

The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2016:

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,410,139,256
Interest and dividends	150,621,561
Net investment income	1,560,760,817

Deductions from net assets attributed to:
Net transfers	230,343,350
Net increase	1,330,417,467

Net assets:
Beginning of year	12,164,998,816
End of year	$13,495,416,283
The net appreciation for the Master Trust is net of investment manager fees.

(b)	Fully Benefit Responsive Investment Contracts
The Master Trust holds two fully benefit-responsive synthetic investment contracts that are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Each synthetic investment contract consists of a wrapper with Metropolitan Life Insurance Company (MetLife) (the Issuer) and underlying investments primarily in debt securities.  The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates.  MetLife’s financial strength rating from Standard & Poor’s at December 31, 2016 was AA‑.  The crediting interest rate resets semi-annually and is based on an agreed‑upon formula with the Issuer, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.  Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value.  Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount.  The contracts limit the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.  Currently, Plan management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Notes to Financial Statements
December 31, 2016

(c)	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the assets or liabilities;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2016:
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Units of Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value, and there are no restrictions on redemptions.
Participant-Directed Brokerage Account: Accounts primarily consist of mutual funds and common stocks that are determined by obtaining quoted prices on nationally recognized securities exchange (Level 1).
Asset-Backed and Mortgage-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value, and there are no restrictions on redemptions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Notes to Financial Statements
December 31, 2016

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2016:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2016:
Participant-Directed brokerage account:	$228,263,824	$228,263,824	$—	$—
General Dynamics
Corporation common stock	3,846,487,512	3,846,487,512	—	—
Investments in other equity securities	1,061,999,571	1,061,999,571	—	—
Registered investment companies	243,350,607	129,179,231	114,171,376	—
Interest bearing cash	30,420,606	30,420,606	—	—
Overnight deposit accounts	21,180,076	21,180,076	—	—
Collective trusts	5,431,706,275	—	5,431,706,275	—
Fixed-income securities
US government and municipal	30,853,000	—	30,853,000	—
Mortgage-backed	15,920,070	—	15,920,070	—
Asset-backed	13,693,836	—	13,693,836	—
Foreign government	4,919,003	—	4,919,003	—
Other fixed income	1,829,113	—	1,829,113	—
Total investments, at fair value	$10,930,623,493	$5,317,530,820	$5,613,092,673	$—

(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions.

(6)Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 22,277,758 shares of the Company’s common stock as of December 31, 2016. Dividends earned by the Master Trust on the Company’s common stock were $66,306,151 for the year ended December 31, 2016.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. These funds are considered party-in-interest investments. In addition, the Plan invests, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as party-in-interest transactions.
Notes receivable from participants are also considered party-in-interest transactions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Notes to Financial Statements
December 31, 2016

(7)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2016, as reported in the financial statements to the Form 5500:

2016
Net assets available for benefits as reported in the financial statements	$422,484,062
Delinquent notes receivable in financial statements recorded as distributions in the Form 5500	(213,572)
Net assets available for benefits as reported in the Form 5500	$422,270,490
The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2016, as reported in the financial statements to the net income reported in the Form 5500:

Net increase in net assets per financial statements	$422,484,062
Deemed distributions of participant loans reported in the 2016 Form 5500	(213,572)
Net increase in net assets per the Form 5500	$422,270,490

(8)	Subsequent Events
Plan management has evaluated subsequent events for recognition and disclosure through June 15, 2017. The following items were noted:
The Plan was amended and restated effective January 1, 2017. There were no significant changes to the Plan as a result of the restatement.
Effective April 1, 2017, the interest rate for loans will be the U.S. prime rate plus 1% for all loans issued on or after the effective date.

GENERAL DYNAMICS CORPORATION 401(k)
401(k) PLAN 3.5
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2016

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $1,294			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [x]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2016	$757	$537	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 3.5
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.25-9.50%)	#	8,553,722

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 3.5

by	/s/ John M. Ohrnberger
John M. Ohrnberger Staff Vice President, Compensation & Benefits
Dated: June 15, 2017